Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Three Months Ended March 31, 2007

Income before provision for income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change	$ 2,365
Minority interest	1,154
Equity in earnings of unconsolidated businesses	(160)
Dividends from unconsolidated businesses	107
Interest expense	485
Portion of rent expense representing interest	151
Amortization of capitalized interest	28

Income, as adjusted	$ 4,130

Fixed charges:
Interest expense	$ 485
Portion of rent expense representing interest	151
Capitalized interest	109

Fixed charges	$ 745

Ratio of earnings to fixed charges	5.54